REVLON CONSUMER PRODUCTS CORPORATION

237 Park Avenue

New York, New York 10017

November 21, 2013

VIA HAND DELIVERY & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Mr. Leland Benton – Staff Attorney

Re:	Registration Statement on Form S-4 (File No. 333-188713)

Dear Mr. Benton:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Revlon Consumer Products Corporation, a Delaware corporation (the “Issuer”), and certain subsidiaries of the Issuer that are signatories to this request (the “Subsidiary Guarantors” and, together with the Issuer, the “Registrants”), respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-188713), filed by the Registrants on May 20, 2013 and amended on June 25, 2013, July 23, 2013 and November 15, 2013, be accelerated by the Securities and Exchange Commission (the “Commission”) to November 22, 2013 at 12:00 p.m. Eastern Standard Time or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Leland Benton

Securities and Exchange Commission

November 21, 2013

Page - 2 -

The Registrants respectfully request that they be notified of such effectiveness by a telephone call to Joshua Kaufman of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2609 and that such effectiveness also be confirmed in writing.

Very truly yours,

REVLON CONSUMER PRODUCTS CORPORATION

By:	/s/ Lauren Goldberg
Name: Lauren Goldberg
Title: Executive Vice President and General Counsel

ALMAY, INC.
BARI COSMETICS, LTD.
CHARLES REVSON INC.
NORTH AMERICA REVSALE INC.
OPP PRODUCTS, INC.
PPI TWO CORPORATION
REVLON CONSUMER CORP.
REVLON DEVELOPMENT CORP.
REVLON GOVERNMENT SALES, INC.
REVLON INTERNATIONAL CORPORATION
REVLON REAL ESTATE CORPORATION
RIROS CORPORATION
RIROS GROUP INC.
SINFULCOLORS INC.

By:	/s/ Lauren Goldberg
Name: Lauren Goldberg
Title: Vice President

cc:	Joshua Kaufman, Skadden, Arps, Slate, Meagher & Flom LLP